Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On April 28, 2015, Integrys Energy Group, Inc. (“Integrys”) posted a Q&A document on Integrys's intranet site that contained information on Integrys's transaction with Wisconsin Energy Corporation, as follows:

Questions & Answers about
Wisconsin Energy Corporation's Acquisition of Integrys Energy Group
April 28, 2015

For Admin Employees

1.	What will happen to my benefits Day One and beyond?

All benefits programs, with the exception of the ESOP, will continue to run under the same terms and conditions as they do today.  The Integrys benefits programs are to remain in place for 12 months after the transaction closes.  However, Wisconsin Energy intends to run the Integrys benefits programs as they exist in 2015 through December 2016. During this time, there will be no changes to these benefits programs:

●	Pension
●	401(k) {the closed stock fund for legacy PEC employee will have WEC stock on Day One}
●	Active Health, including Prescription Drug coverage, Active U Wellness Incentives and Health Savings Accounts
●	Retiree Health, including Retiree Medical Premium Credit
●	Dental
●	Vision
●	Flexible Medical and Flexible Dependent Day Care Accounts
●	Life and Accidental Death & Dismemberment
●	Critical Illness
●	Business Travel Accident
●	Short- and Long-Term Disability
●	Commuter
●	Long-Term Care
●	Adoption Assistance
●	Employee Assistance
●	Severance
●	Tuition Reimbursement

2.	What will happen to the ESOP? Why is it not on this list above?

The ESOP is a stock-based plan, and since the sale to Wisconsin Energy is a stock-based transaction, there are a few technical questions that remain and are still being researched by internal and external experts at Integrys and at Wisconsin Energy.  However, there are several issues that have been determined and can be shared.

●	The current company match on 401(k) contributions, as well as other company contributions made to the ESOP, will be made into employees’ 401(k) accounts by January 1, 2016.
●	The ESOP will remain open as of Day One. The current TEG stock in the plan will be treated like any other TEG stock shares, and will be exchanged for WEC stock and cash.
●	There are no immediate tax implications to the account holders, as the assets remain tax-deferred within the plan. Taxes are incurred only when a participant takes a distribution.

●	Our plan is to close the ESOP approximately one year after WEC’s acquisition of Integrys. Participants’ assets in their ESOP account will likely transfer to their 401(k) accounts. The transfer to a 401(k) account allows the assets to remain tax-deferred. Note that in the future, WEC stock will be included as an investment option in the 401(k).

	Before Close		After Close
Employee Contribution	5%	401(k)	5%	401(k)
Employer Match	5%	ESOP	5%	401(k)*
Total	10%		10%
  * 401(k) amended to incorporate WEC company stock as an investment option.

3.	What about my Pension benefits? I have heard there will be changes.

As was announced in 2007, the Administrative employees’ Pension Plan is scheduled to enter a hard-freeze on December 31, 2017. On that date, participants’ Final Average Pay will be determined for the last time.  As you’ll recall, participants’ service was frozen on December 31, 2012. There will be no other changes to the Plan or its provisions between now and the December 31, 2017, freeze date.

4.	Will there be an Open Enrollment for 2016 benefits or will they just continue from 2015?
Open enrollment for Integrys employees is not changing. Employees will go through  Open Enrollment for their 2016 benefits in October of this year. The 2016 contributions for medical, dental, vision, optional life and AD&D and Critical Illness will be included in those Open Enrollment materials. This is in keeping with Integrys’ standard practice and is not changing.

For Union Employees

1.	What will happen to my benefits Day One and beyond?

All benefits programs, with the exception of the ESOP, will continue to run under the same terms and conditions as they do today, per the applicable collective bargaining agreement. There will be no changes to these benefits programs:

●	Pension
●	401(k) {the closed stock fund for legacy PEC employee will have WEC stock on Day One}
●	Active Health, including Prescription Drug coverage, Active U Wellness Incentives and Health Savings Accounts
●	Retiree Health
●	Dental
●	Vision
●	Flexible Medical and Flexible Dependent Day Care Accounts
●	Life and Accidental Death & Dismemberment
●	Critical Illness, if offered
●	Business Travel Accident
●	Short- and Long-Term Disability
●	Commuter, if offered
●	Long-Term Care, if offered
●	Adoption Assistance
●	Employee Assistance
●	Severance

●	Tuition Reimbursement

2.	What will happen to the ESOP? Why is it not on this list?

The ESOP is a stock-based plan and since the sale to Wisconsin Energy is a stock based transaction, there are a few technical questions that are still being researched by internal and external experts  at Integrys and at Wisconsin Energy.  However, there are several issues that have been determined and can be shared.

●	All matching 401(k) contributions, as well as any other contributions called for in the applicable labor agreements, including ESOP contributions, will be made into employee’s 401(k) accounts by January 1, 2016.
●	The ESOP will remain open as of Day One and the current TEG stock in the plan will be treated like any other shares, and will be exchanged for WEC stock and cash.
●	There are no immediate tax implications to the account holders, as the assets remain tax-deferred within the plan. Taxes are incurred only when a person takes a distribution.
●	Our plan is to close the ESOP approximately one year after WEC’s acquisition of Integrys. Participants’ assets in their ESOP account will likely transfer to their 401(k) account. The transfer to a 401(k) account allows the assets to remain tax-deferred. Note that in the future WEC stock will be included as an investment option in the 401(k).

	Before Close		After Close
Employee Contribution	5%	401(k)	5%	401(k)
Employer Match	5%	ESOP	5%	401(k)*
Total	10%		10%
  * 401(k) amended to incorporate WEC company stock as an investment option.

3.	What will happen to funds in the Voluntary Employee Beneficiary Association after the sale closes?

IRS regulations require that funds deposited in a Voluntary Employee Beneficiary Association (VEBA)  must be used for the payment of permitted benefits and cannot be used to disproportionally benefit any officer, shareholder or highly compensated employees of the employer.  The company has no intention at this time to dissolve the VEBA; however, if the VEBA is dissolved, assets may be distributed to members, or used for benefits until depleted, but may not return to the contributing employer.  In any event, the amounts contributed to the VEBA are reserved for the benefit of the members of that VEBA.

4.	What about my Pension benefits?

All pension benefits for union employees will continue to operate in accordance with their applicable collective bargaining agreements.

5.	Will there be an Annual Enrollment for 2016 benefits or will they just continue from 2015?

Open enrollment for Integrys employees is not changing. Employees will go through Annual Enrollment for their 2016 benefits in October of this year.  The 2016 contributions for medical, dental, vision, optional life and AD&D and Critical Illness will be included in those Open Enrollment materials.  This is in keeping with Integrys’ standard practice and is not changing.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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